

June 10, 2011

D. Kirk McAllaster, Jr.
Executive Vice President, Secretary and Treasurer
Cole Real Estate Income Trust, Inc.
2575 East Camelback Road, Suite 500
Phoenix, AZ 85016

> **Re:** **Cole Real Estate Income Trust, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-11**
> **Filed May 16, 2011**
> **File No. 333-169535**

Dear Mr. McAllaster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We refer to comment 15 from our letter dated October 21, 2010. Please tell us when you expect to identify the valuation expert and fund accountant.

Prospectus Summary, page 1

What is an open-ended, publicly offered, non-exchange traded REIT?, page 3

2. Please remove the statement that your structure is similar to that of a mutual fund due to the difference in transparency and liquidity. Also, your statement that you are not aware of any other open-ended, publicly offered, non-exchange traded REITs being currently available in the market should be updated.

The Sub-Advisor, page 16

3.   We note the risk factor on page 31 and that you will not be in privity of contract with your sub-advisor. Please clarify what recourse, if any, you have in the event your sub-advisor does not adequately perform its duties or fails to dedicate sufficient time to your management.

Risk Factors, page 25

4.   We refer to your disclosure on pages 66-67 that you may acquire properties with known adverse environmental conditions. Please address this in a risk factor or tell us why this does not present a material risk to you.

Use of Proceeds, page 58

5.   We note your response to comment 5 that Item 3 of Industry Guide 5 focuses on upfront, non-recurring fees. Item 3 specifically uses the term non-recurring to address initial investment fees and not offering expenses. Considering the yearly dealer manager fee is tied to and related to this offering, please revise to disclose the maximum amount here or advise.

Calculation of Our NAV Per Share, page 79

6.   We note that you have listed the consent of your independent valuation expert as exhibit 23.3. Please revise to clarify the component of your NAV that will be disclosed and covered by the noted consent.

Material U.S. Federal Income Tax Considerations, page 137

7.   We refer to your statement that you will receive an opinion of counsel as to your qualification and taxation as a REIT no later than the end of the escrow period. As noted in comment 32 of our letter dated October 21, 2010, such opinion must be filed prior to your registration statement being declared effective. Please revise your disclosure here and on page 51 of the risk factors section.

Redemption Limitations, page 167

8.   We note the revised disclosure that you may redeem on a pro rata basis if there is insufficient liquidity. Please revise to clarify whether the unsatisfied portion of the redemption request would remain outstanding until sufficient liquidity is obtained and receive priority over subsequently submitted redemption requests. Provide similar clarification in the event of a pro rata redemption payout prior to a suspension.

Table III, page A-6

9.   In reference to footnote 8, it is unclear how the "other" line item may represent cash flows from operations that are in excess of distributions for CCPT II and CCPT III for all of the periods disclosed. Please revise to clarify. Please also clarify that such distributions may also be sourced from offering proceeds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc: David Roberts, Esq.
       Goodwin Proctor LLP